 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Lapeyre, James M. Jr. (Last) (First) (Middle) 220 Laitram Lane (Street) Harahan, LA 70123 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Input/Output, Inc. (IO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/26/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/26/2003		J (Note 1)		1,002,956	D	$ (Note 2)	4,791,044 (Note 3)	I	By Laitram, L.L.C. (Note 4)
Common Stock	03/26/2003		J (Note 1)		240,258	A	$ (Note 2)	418,424	D	By Self (Note 5)
Common Stock	03/26/2003		J (Note 1)		30,000	A	$ (Note 2)	30,000	I	By Spouse
Common Stock	03/26/2003		J (Note 1)		102,000	A	$ (Note 2)	102,000	I	By Family Trust
Common Stock	03/26/2003		J (Note 1)		12,780	A	$ (Note 2)	22,780	I	By Child
Common Stock	03/26/2003		J (Note 1)		12,780	A	$ (Note 2)	22,780	I	By Child
Common Stock	03/26/2003		J (Note 1)		12,780	A	$ (Note 2)	22,780	I	By Child
Common Stock								$3,500	I	As Co-Trustee For A Child
Common Stock								$3,500	I	As Co-Trustee For A Child
Common Stock								$3,500	I	As Co-Trustee For A Child

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

The Reporting Person disclaims beneficial ownership of all securities shown as owned indirectly by him.

Note 1:        The transaction being reported is the distribution of 1,002,956 shares of common stock of Input/Output, Inc. by Laitram, L.L.C., as a dividend to its sole member, Laitram Group, Inc., which immediately thereafter distributed the 1,002,956 shares as a dividend to its shareholders, prorata. The Reporting Person, his spouse, his children and a family trust created by him and his spouse are among those shareholders.

Note 2:        The reported transaction being the payment of a dividend and neither a purchase nor a sale, there was no price.

Note 3:        The Reporting Person has elected, pursuant to Instruction 4(b)(iv) to Form 4, to report the entire amount of the interest of Laitram, L.L.C. and disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

Note 4:        On September 30, 2002, The Laitram Corporation was merged into Laitram Newco, Inc. as part of a corporate restructuring of Laitram for the purpose of converting The Laitram Corporation into an S Corporation for tax purposes and creating a holding company for The Laitram Corporation called Laitram Group, Inc. On December 31, 2002, Laitram Newco, Inc. (whose name had been changed to The Laitram Corporation immediately following the September 30, 2002 merger described above) was merged into Laitram, L.L.C., for the purpose of converting it to a limited liability company.

By:	Date:
/s/ James M. Lapeyre, Jr.	03/28/2003
James M. Lapeyre, Jr.
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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